October 15, 2014

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Acura Pharmaceuticals, Inc. (the “Company”)
Annual Report on Form 10-K
Filed March 3, 2014
File No. 001-10113

Dear Mr. Riedler:

Reference is made to the Staff’s letter dated September 23, 2014 addressed to the Company containing comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the Securities and Exchange Commission on March 3, 2014 (the “Staff’s Comment Letter”), the response thereto filed on September 29, 2014 (the “Response”) and my telephone conversation of October 15, 2014 with Mr. Scot Foley.

In Comment 2 of the Staff’s Comment Letter, the Staff requested the following:

Please amend your disclosure to provide the expiration dates for each of your seven material patents. Also, please advise us as to whether any of these seven patents were challenged by any of the four filers of ANDAs for Oxecta (i.e. Par, Impax, Ranbaxy or Sandoz) and whether any of them were subsequently invalidated. If any of these patents were subject to pending unresolved challenges as of December 31, 2013 and such challenges remain unresolved, please provide appropriate disclosure as to their status.

In the Response we committed, on behalf of the Company to provide the requested disclosure in the Company’s Form 10-Q for the period ending September 30, 2014, and provided the text of the proposed disclosure.

We now further commit, on behalf of the Company, as requested in my conversation with Mr. Foley, to also provide disclosure which is substantially identical to such proposed disclosure in the Company’s Annual Report on Form 10-K for the year ending December 31, 2014, revised to reflect any changes that could be required by intervening events.

Jeffrey P. Riedler

Securities and Exchange Commission

October 15, 2014

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On behalf of the Company it is acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (973) 491-3354 with any other questions.

Sincerely,

/s/ John Reilly

John P. Reilly
Attorney at Law

Cc: Scot Foley (by e-mail)